UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

Upland Software, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

91544A109

(CUSIP Number)

John T. McDonald

Upland Software, Inc.

401 Congress Ave., Suite 1850

Austin, TX, 78701

(512) 960-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91544A109

1.	NAMES OF REPORTING PERSONS John T. McDonald
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,037,008*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,037,008*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,008*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

*	As of November 12, 2014, the number of shares beneficially owned includes 243,738 shares held by MLPF&S as custodian FBO John McDonald IRRA.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Upland Software, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 401 Congress Ave., Suite 1850, Austin, TX, 78701.

As of November 12, 2014, the Reporting Person (defined below) beneficially owned an aggregate of 2,037,008 shares of Common Stock (such shares of Common Stock, the “Subject Shares”), representing approximately 13.9% of the outstanding shares of Common Stock of the Issuer.

Item 2. Identity and Background

(a) This Schedule 13D is filed by John T. McDonald (the “Reporting Person”).

(b) The address of the Reporting Person is c/o Upland Software, Inc., 401 Congress Ave., Suite 1850, Austin, TX 78701.

(c) The Reporting Person is the chief executive officer of Upland Software, Inc., a provider of cloud-based enterprise work management software. The address of the corporation is 401 Congress Ave., Suite 1850, Austin, TX 78701.

(d) During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

An aggregate of 171,040 shares were obtained by the Reporting Person through equity awards that were granted to the Reporting Person as an officer of the Issuer.

In connection with the formation and founding of the Issuer in July 2010, the Reporting Person acquired 1,075,381 shares of Common Stock at a purchase price of $0.006 per share.

In connection with the formation and founding of the Issuer in October 2010, the Reporting Person acquired 65,584 shares of Common Stock at a purchase price of $0.006 per share.

In connection with the Issuer’s issuance of Series A preferred stock beginning in October 2010, the Reporting Person acquired 373,911 shares of Series A preferred stock at a purchase price of $6.10 per share.

In connection with the Issuer’s issuance of Series B preferred stock in January 2012, the Reporting Person acquired 11,200 shares of Series B preferred stock at a purchase price of $6.10 per share, and acquired 163,961 shares of Series B preferred stock at a purchase price of $6.10 per share through MLPF&S as custodian FBO John McDonald IRRA.

In connection with the Issuer’s convertible debt financing in October 2013, the Issuer issued a convertible promissory note in the principal amount of $365,000 to MLPF&S as custodian FBO John McDonald IRRA. Such promissory notes accrued interest at a rate of 5% per annum. All of the convertible promissory notes issued in such financing were converted into shares of Series C preferred stock in December 2013 in connection with the Series C preferred stock financing described below.

In connection with the Issuer’s issuance of Series C preferred stock in December 2013, the aggregate principal amount and accrued interest of the convertible promissory note held by MLPF&S as custodian FBO John McDonald IRRA converted into 41,975 shares of Series C preferred stock.

In connection with the Issuer’s issuance of Series C preferred stock in December 2013, the Reporting Person acquired 37,802 shares of Series C preferred stock at a purchase price of $10.98 per share through MLPF&S as custodian FBO John McDonald IRRA.

In connection with the Issuer’s initial public offering of Common Stock, which closed on November 12, 2014 (“Offering”), each share of the Issuer’s preferred stock automatically converted into one share of Common Stock.

The Reporting Person purchased 96,154 shares of Common Stock at a purchase price of $12.00 per share in the Offering, or $1,153,848 in the aggregate.

In each case, the Reporting Person purchased the shares with personal funds.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares for investment purposes, and the Reporting Person does not have any plans or proposals outside the scope of his normal fiduciary duties as an officer and director of the Issuer or which run counter to the best interests of the Issuer.

The Reporting Person has no present plan or proposal which relates to or would result in any of the items listed in subparagraphs (a) through (j) of the General Instructions for Item 4.

Item 5. Interest in Securities of the Issuer

(a) As of November 12, 2014, the Issuer had 14,671,510 total outstanding shares of Common Stock. The Reporting Person beneficially owns 2,037,008 of such shares, or 13.9% of the total outstanding shares of Common Stock of the Issuer.

(b) The Reporting Person has sole voting and dispositive power related to the 2,037,008 shares he beneficially owns.

(c) Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is an officer of the Issuer and a member of the Issuer’s Board and, accordingly, may have the ability to effect and influence control of the Issuer.

In connection with the acquisition of preferred stock of the Issuer, the Reporting Person and certain other investors are a party to the Amended and Restated Investors’ Rights Agreement, dated December 20, 2013, which grants such investors the right to require the Issuer to register the offer and sale of certain shares, or to include such shares in any registration statement the Issuer files, as more fully described in the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 4, 2014 (the “Prospectus”) and incorporated herein by reference. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Investors’ Rights Agreement, included as Exhibit 4.1 to the Issuer’s S-1, filed September 4, 2014.

In connection with the Issuer’s initial public offering, the Reporting Person and certain other persons entered into a lock-up agreement and agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or such other securities, without the prior written consent of William Blair& Company, L.L.C. and Raymond James & Associates, Inc. for a period of 180 days from the date of the Prospectus, subject to certain exceptions. Such lock-up period is more fully described in the Prospectus and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit	Title

A	Amended and Restated Investors’ Rights Agreement, dated December 20, 2013, between the Issuer and certain stockholders (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on September 4, 2014)

B	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others (incorporated by reference to Annex II-A and Annex II-B to Exhibit 1.1 Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on October 27, 2014)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2014

John T. McDonald

/s/ John T. McDonald